Exhibit 21.0

Subsidiaries

Registrant	Ocean Shore Holding Co.

Subsidiaries	Percentage Ownership	Jurisdiction or State of Incorporation
OCHB Preferred Corp.	100%	New Jersey
OCHB Investment Co.	100%	Delaware
Ocean City Home Bank	100%	United States
Seashore Financial Services, LLC (1)	100%	New Jersey

(1)	Wholly-owned subsidiary of Ocean City Home Bank.